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Exhibit 12.1

ONEBEACON INSURANCE GROUP, LTD.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
($ in millions except ratios)

	Three Months Ended	Year Ended December 31,(1)
	March 31, 2008	2007	2006	2005	2004	2003
Consolidated pre-tax income from continuing operations before equity in earnings of affiliates and discontinued operations	$(38.6)	$398.5	$304.1	$262.8	$182.1	$301.7
Distributed income of equity investees	—	—	70.0	—	—	3.7
Interest expense on debt	11.5	45.2	45.5	44.1	45.0	46.6
Interest portion of rental expense	2.0	12.8	11.3	11.6	11.4	12.4

Earnings	$(25.1)	$456.5	$430.9	$318.5	$238.5	$364.4

Accretion on preferred stock	10.5	36.1	28.3	22.1	17.3	7.2
Dividends on preferred stock	7.1	29.3	30.3	30.3	30.3	15.1

Earnings including accretion and dividends on preferred stock	$(7.5)	$521.9	$489.5	$370.9	$286.1	$386.7

Interest expense on debt	11.5	45.2	45.5	44.1	45.0	46.6
Interest portion of rental expense	2.0	12.8	11.3	11.6	11.4	12.4

Fixed charges	$13.5	$58.0	$56.8	$55.7	$56.4	$59.0

Accretion on preferred stock	10.5	36.1	28.3	22.1	17.3	7.2
Dividends on preferred stock	7.1	29.3	30.3	30.3	30.3	15.1

Combined fixed charges and preferred stock dividends	$31.1	$123.4	$115.4	$108.1	$104.0	$81.3

Ratio of earnings to fixed charges	— (2)	7.9	7.6	5.7	4.2	6.2
Ratio of earnings to combined fixed charges and preferred stock dividends	— (2)	4.2	4.2	3.4	2.8	4.8

(1)
Effective January 1, 2008, we adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Liabilities" and elected to record the changes in unrealized gains and losses from our available-for-sale securities and our investments in limited partnerships, hedge funds and private equity interest in net income. In prior periods, these changes have been included in other comprehensive income. Accordingly, earnings for the March 31, 2008 period are not directly comparable to earnings for the years ended December 31, 2007, 2006, 2005, 2004 and 2003. The change in unrealized investment gains for the three months ended March 31, 2008, which was reported in earnings, was a decrease of $59.1 million.

(2)
Earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends in the three months ended March 31, 2008. During the three months ended March 31, 2008, the dollar amount of the deficiency of earnings to cover fixed charges and to cover combined fixed charges and preferred stock dividends was approximately $38.6 million.

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  Exhibit 12.1